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Craft BeerCoffee
Ferndale Project

Brewery

567 Livernois
Ferndale, MI 48220
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Open until 11:00 PM
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Data Room
Discussion
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THE PITCH
Ferndale Project is seeking investment to stabilize operations due to unanticipated growth during the
Generating RevenueExpanding Location
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $100,000 invested.
PRESS
How small businesses in Ferndale are working to adapt amid coronavirus outbreak

To survive, you need to adapt. That's what hundreds of small businesses across Metro Detroit are wo

Eastern Market Brewing to launch beer delivery as virus threatens to cripple craft brewers

Home quarantines are never fun, but a good beer can make it better.That's what the folks at Eastern
wake of Gov. Gretchen Whitmer's executive order to close bars and in-person dining beginning 3 p.m
launching a beer delivery service...

Emma
General Manager
Danny
Creative Director
Jesse
Finance Director
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OUR COMMUNITY

We navigated our rapid growth while maintaining a commitment to the health and safety of our comm

"This place is amazing. They have re-opened with such grace and care for their customers and their t
practices are some of the best I've seen and make this one of the only places that I truly feel safe bot
outside. Secondly, their food, espresso drinks and beers are AMAZING."
"Every week I feel like they innovate and add something community oriented that is unexpected but n
and get Ferndale. So glad this is within walking distance because we go weekly."
"Great beer, great delivery service, always smiling staff. They really stepped up during COVID - I think
Ferndale business during this time."
"Ferndale Project is a true bright spot in pandemic life, a local outlet committed to good beer, good fo
"This place has been a godsend throughout quarantine. They deliver pizza, wings, and beer, had a litt
bagels for the morning crowd. I mean you can go here for every meal and leave so happy."
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2020 ACCOMPLISHMENTS

The global pandemic has negatively impacted our industry, yet Ferndale Project has achieved succes
ourselves.

On pace to meet 2020 revenue projections despite a global pandemic
Tripled team providing our community with employment opportunities
Launched largest direct to consumer beer delivery service in Michigan
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Capital Investments $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends January 13, 2021

Summary of Terms

Legal Business Name Ferndale Project LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 0.3%-1.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2026

Financial Condition

No operating history

Ferndale Project was established in February, 2020. Accordingly, there are limited financial statement
review. When evaluating this investment opportunity, investors should consider factors outlined in the

Risk Factors

Limited Operating History

Ferndale Project is a newly established entity and has no history for prospective investors to conside

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack
to additional risk.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Ferndal
successful than your initial expectations.

Reliance on Management

As a securities holder, you will not be able to participate in Ferndale Project's management or vote on
decisions regarding Ferndale Project. Furthermore, if the founders or other key personnel of Ferndale
Project or become unable to work, Ferndale Project (and your investment) could suffer substantially.

experience. Changes in customer preference away from Ferndale Project's core business or the inabil
the with other competitors could negatively affect Ferndale Project's financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption
other various assumptions regarding operations. The validity and accuracy of these assumptions will
over which Ferndale Project and the key persons will have no control. Changes in assumptions or thei
affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary sign
outcomes. Consequently, there can be no assurance that the actual operating results will correspond
Additionally, Ferndale Project is a newly established entity and therefore has no operating history fror
with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12
after that one-year period, a host of Federal and State securities laws may limit or restrict your ability
are permitted to sell, you will likely have difficulty finding a buyer because there will be no established
should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Ferndale Project might need to raise more capital in the future to fund/expand operations, buy proper
members, market its services, pay overhead and general administrative expenses, or a variety of othe
additional capital will be available when needed, or that it will be available on terms that are not adve
Ferndale Project is unable to obtain additional funding when needed, it could be forced to delay its bu
altogether.

Changes in Economic Conditions Could Hurt Ferndale Project

Factors like global or national economic recessions, changes in interest rates, changes in credit mark
conditions, declining employment, changes in real estate values, changes in tax policy, changes in po
crises, among other factors are unpredictable and could negatively affect Ferndale Project's financial
operate. In the event Ferndale Project ceases operations due to the foregoing factors, it can not guar
operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Subordination

The Notes shall be subordinated to all indebtedness of Ferndale Project to banks, commercial finance
financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any ot

This information is provided by Ferndale Project. Mainvest never predicts or projects performance, an
information. For additional information, review the official Form C filing with the Securities and Exchar
website.
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